UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

AMENDMENT NO. 27
TO
SCHEDULE 13D
(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MICRO IMAGING TECHNOLOGY, INC.
(Formerly Electropure, Inc.)
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

59484E 10 0
(CUSIP Number)

Catherine Patterson
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA   92673
(949) 485-6006
(Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications)

December 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box  ☐.

(Continued on following pages)

(Page 1 of 8 pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D - AMENDMENT NO. 27
CUSIP No. 59484E 10	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Anthony M. Frank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION California, USA
NUMBER OF SHARES	7	SOLE VOTING POWER 26,043,119
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER None
EACH REPORTING	9	SOLE DISPOSITIVE POWER 26,043,119
PERSON WITH	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,043,119 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3% of the Common Stock 50.3% of voting power
14	TYPE OF REPORTING PERSON* IN – 8,815,938 EP - 80,000

* SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 3 OF 5 PAGES

This Amendment No. 27 amends, in relevant part as follows, the Schedule 13D, filed September 2, 2008 of Anthony M. Frank (the “Reporting Person”) with respect to the common stock, $0.01 par value per share (“Common Stock”) of Micro Imaging Technology, Inc., a California corporation.

ITEM 1.	SECURITY AND ISSUER

Common Stock, $0.01 par value, of Micro Imaging Technology, Inc., (formerly, Electropure, Inc.), a California corporation (“MIT”).  The principal executive office of MIT is located at 970 Calle Amanecer, Suite F, San Clemente, California  92673.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Anthony M. Frank

(b)	320 Meadowood Court, Pleasant Hill, CA 94523

(c)	Retired - former Postmaster General

(d)	Not applicable

(e)	Not applicable

(f)	U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds utilized to acquire the 8,783,416 shares of Micro Imaging Technology, Inc. common stock, as described below, were from Mr. Frank’s personal funds.

ITEM 4.	PURPOSE OF THE TRANSACTION

On December 15, 2008, Mr. Frank converted $400,000 in principal loans into 8,783,416 shares of MIT common stock at a conversion price of $0.04554 per share.

Mr. Frank may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of MIT and such transactions may be in the open market, privately or directly from MIT.

Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

(a)	The acquisition by any person of additional securities of MIT, or the disposition of securities of MIT;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MIT or any of its subsidiaries;

PAGE 4 OF 5 PAGES

(c)	A sale or transfer of a material amount of assets of MIT or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of MIT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of MIT;

(f)	Any other material change in MIT’s business or corporate structure;

(g)	Changes in MIT’s charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of MIT by any person;

(h)	Causing a class of securities of MIT to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of MIT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER

(a)	Mr. Frank owns the following shares of MIT:

26,043,119 shares of Common Stock with one vote per share.

Mr. Frank owns beneficially 50.3% of the Common Stock with 47.9% of the voting power of all classes of stock of MIT.

(b)	Mr. Frank has the sole voting and dispositive power over the shares he owns.

(c)	Since September 2, 2008, Mr. Frank has entered into the following transactions with regard to MIT’s Common Stock:

On November 3, 2008, Mr. Frank loaned MIT the sum of $150,000 at 8% annual interest, with a maturity date of April 29, 2009.  On December 15, 2008, Mr. Frank converted this loan of $150,000 and a $250,000 loan he made to the Company on September 5, 2007 into 8,783,416 shares of common stock at $0.04554 per share.  Mr. Frank forgave $39,746.12 in accrued interest on the loans.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

On December 15, 2008, Mr. Frank entered into a Securities Purchase Agreement with the Company to purchase $300,000 in convertible debentures.  The debentures bear 10% annual interest and mature on the third anniversary of the final closing date on which the final debentures, of up to an additional $2.2 million in debentures, are sold as determined by the Placement Agent.  The debentures are convertible at any time at the option of the holder into the Company’s common stock at a fair market value of 80% of the lowest closing bid price per share for the 20 trading days immediately preceding conversion.  The debentures are also redeemable by the Company:  1) if before six months at 120% of the principal value, plus interest; or 2) if after six months, at 131% of principal, plus interest.

PAGE 5 OF 5 PAGES

ITEM 7.	EXHIBITS

10.10.CF	8% Convertible Term Note with Anthony M. Frank - 11/03/08

10.10.CG	Debt Conversion Agreement – 12/15/08

10.10.CH	Debt Conversion Agreement – 12/15/08 (Face sheet only).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 27 to Schedule 13D is true, complete and correct.

Dated:         January 19, 2009

/S/ ANTHONY M. FRANK
Anthony M. Frank